THE SCOTT LAW FIRM, P. A.
                      940 NORTHEAST 79TH STREET, SUITE A
                                MIAMI, FL 33238

                                (305) 754-3603
                           Facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                October 31, 2006

Matthew Maulbeck
Staff Accountant
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Re: Change of Auditors - Atlas Futures Fund, L.P., Bromwell Financial Fund, L.P., Providence Select Fund, L.P., TriView Global Fund, LLC
     Item 4.01 Forms 8-K filed October 26, 2006
     Your file numbers 333-53111, 333-85755, 333-108629 & 333-119655.

Dear Mr. Maulbeck,

The issuers of the above captioned offerings will fully comply with the requests made in your letter of October 30, 2006 addressed to Michael P. Pacult, Chief Executive Officer. By separate letters to the Commission filed herewith, the issuers have made the acknowledgements requested on page two of your letter in the fourth full paragraph. We will file the issuers' amended Form 8-K's upon receipt from the former accountants of their updated letters, which will refer to the amended 8-K's.

The issuers under the leadership of Mr. Pacult have always intended to strictly comply with all regulatory requirements. They accomplish that result by the employment of lawyers, accountants, and consultants who they believe are knowledgeable in regulatory and other compliance matters. In that regard, we have been engaged in the review and compliance with securities laws for over thirty years. We do not profess to be perfect, but we do the best we can toward achievement of that goal. The issuers presently under review have provided us with the authority to inquire of accountants and other experts when we believe we need their assistance.

In regard to the third full paragraph on page 2 of your letter, our firm was selected by the issuers to be primarily responsible for the preparation and filing of their Form 8-K's.

We normally rely upon the auditor selected by the issuer to keep us fully informed of the applicable sections of Regulation S-K. In this case, the pending dismissal of the prior auditor and delay in assumption of duties by the new auditor until after the prior auditor signed off, eliminated our normal back-up on Regulation S-K review. We respectfully request to be excused from our oversight that caused us to fail to mention that there were no adverse events concerning the audited statements of the issuers during the past two years.

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Our clients fully authorized us to obtain any back-up we felt we needed and, therefore, although they are legally responsible as acknowledged in our first paragraph above, we believe they had a right to trust us when they delegated the filing responsibility to us. As further mitigation in favor of the issuers, we point to the fact that there have been no adverse audit consequences during the past two years and interim period. If there had been adverse problems, we would have conducted additional research into compliance on our own motion.

We trust that the above explanation is adequate, however, should you have any question about our performance of due diligence or any other matter, please let me know and we promptly respond.

                                              Very truly yours,


                                              /s/ William S. Scott
                                              William Sumner Scott, J.D.
                                              For the Firm

WSS:lf

cc:  Issuers
     Michael P. Pacult

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                        ASHLEY CAPITAL MANAGEMENT, INC.
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306

                                                 October 31, 2006

Mr. Matthew Maulbeck
Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:    Atlas Futures Fund, Limited Partnership (the "Issuer")
       Item 4.01 Form 8-K Filed October 26, 2006
       File No. 333-53111

Dear Mr. Maulbeck,

      The undersigned general partner of the Issuer hereby acknowledges that:

* the Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

      We are available to amplify or clarify our response.

                                                Very truly yours,


                                                /s/ Michael Pacult
                                                Michael Pacult
                                                President

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